

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

James Fitzgerald
Chief Financial Officer
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

   Re: Eastern Bankshares, Inc.
     Form 10-K for the year ended December 31, 2022
     Form 10-Q for the quarter ended September 30, 2023

Dear James Fitzgerald:

  We have reviewed your filings and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023

Management of Market Risk, page 98

1. We note the reference on page 98 to "limits approved by the Risk Management Committee of [the] Board of Directors." Please revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. Please clarify the Risk Management Committee- or ALCO-approved limits and, with a view to disclosure, advise us of the extent to which the committees have approved risk profiles that do not conform to management and Board risk tolerances. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance